January 25, 2005

Mail Stop 0510


By U.S. Mail.

Samuel S. Scruggs
Executive Vice President, General Counsel and
Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108

Re: 	Huntsman Corporation
	Form S-1, amendment number 1, filed January 5. 2005
	File No. 333-120749

Dear Mr. Scruggs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please include in a "recent developments" section a discussion of your preliminary results for the year ended December 31, 2004. This discussion should include, for example, any material events, transactions and trends. If unaudited results are unavailable, please disclose that fact and explain why.

Prospectus Summary, page 1

2. We note that you use the terms "$8.4 billion" and "$9.3 billion" with respect to your pro forma revenues for the nine months ended
September 30, 2004 and the year ended December 31, 2003. Yet, when you disclose your debt you state "$6,200.7 million." Please revise to use consistent numbering terms.

3. We note your response to our prior comment 6. Please revise further to disclose your history of net losses. Use quantification in your revised disclosure.

Summary Historical and Pro Forma As Adjusted Financial Data, page
14

4. We note your revised disclosures in response to prior comment
11
regarding your use of EBITDA as an operating performance and liquidity measure. As previously requested, please revise your disclosure to state how management compensations for the material limitations of your non-GAAP measure EBITDA.

Unaudited Pro Forma Financial Data, page 36
General, page 36

5. We note that the pro forma adjustments to both the pro forma statements of operations and balance sheet are to include the issuance of $175 million senior subordinated notes and Euro 135 million of senior subordinated notes, the application of the net proceeds, and the cross currency swap transaction. It appears that the incurrence of this debt and the use of its proceeds are being netted into one line item. Please separately show the incurrence of these debentures and the use of its proceeds in the appropriate footnotes. In addition, it does not appear that the incurrence of these debentures has been included in the "Schedule of Pro Forma and
Pro Forma As Adjusted Interest Expense Adjustments." Please advise, or revise.

Pro Forma Condensed Statements of Operations

6. Regarding note (f) to the nine-months ended September 30, 2003
and
the         year-ended December 31, 2003 statements, please tell
us
why you are classifying your adjustment to eliminate the effect of the unrealized exchange gains (losses) arising from the revaluation of non-functional currency denominated debt as a reduction to operating expense instead of a non-operating expense.

Management`s Discussion and Analysis, page 45
Results of Operations

7. We note your response and revised disclosures in response to prior comment 32. However, you did not provide a discussion and analysis of your pro forma December 31, 2003 year end results, as requested.
Please revise your filing to include this disclosure.

Restructuring and Plant Closing Costs, page 83

8. We note your response to prior comment 40, and the revisions you have made to this disclosure. However, it does not appear that your revisions to this disclosure addressed our prior comment. As such, please revise your disclosure to state the reasonably likely effects that your restructuring and plant closings may have on future earnings and cash flows. Your discussion should quantify the reasonably likely impacts to future earnings and cash flows, and should also state when the effects are expected to be realized.

Restructuring Activities for the Year Ended December 31, 2003,
page
86

9. We note your response to our prior comment 43. Yet, this disclosure still appears in your prospectus. We reissue this comment.

Management, page 142

10. We note your response to prior comment 47, in which you state that you will identify persons to be appointed as additional independent directors in a subsequent amendment. Please also remember to file the consents of those persons to being named in the prospectus, as required by Rule 438.

Stock Incentive Plan, Other Stock-Based Awards, page 154

11. We note that you intend to grant a certain number of shares of restricted stock to certain of your employees and other persons.
Please state the amount of compensation expense and other expense that you will record at the time of grant.

Principal and Selling Stockholders, page 157

12. We note your response to our prior comment 50. Please include this information in the paragraph that precedes your principal and selling stockholders table.





Huntsman Holdings, LLC financial statements for the nine-months ended
September 30, 2004 and the year ended December 31, 2003

Consolidated Statements of Operations and Comprehensive Loss

13. We note your revision to this statement and the additional disclosure made within note 2 in response to prior comment 63. Please expand this disclosure to also provide basic and diluted earnings per share for losses from continuing operations, cumulative effect of accounting changes and net loss for each period presented.
Refer to 36 and 37 of SFAS 128.

1.  General, AdMat Acquisition

14. We note your response and revised disclosures in response to prior comment 67. Regarding the first bullet to prior comment 67, you stated that you deleted references to transactions among entities other than the company. However, it appears that you simply replaced the first three bullets in which our comment refers with bulleted information regarding transactions among entities other than the company that was previously provided in your separate interim financial statements. As previously requested, please revise your disclosure to clarify to readers that the transactions discussed in the first eight bullets are transactions among entities other than the company and therefore do not have any impact on your financial statements, and that these transactions were consummated to effect the ultimate transfer of MatlinPatterson`s investment in AdMat Investment to the company.

15. Revise your disclosures to clarify how you arrived at a total purchase price of $521.8 million in light of the equity instruments exchanged and the debt instruments acquired.

2.  Summary of Significant Accounting Policies, Revenue
Recognition

16. We note your response to prior comment 69.
* Please provide us with your analysis of the impact of recognizing revenue at the time shipment is made versus the actual sales terms for each period presented. This analysis should clearly communicate the impact to total revenues, gross profit and operating income/(loss).
* If the above analysis demonstrates that the impact of recognizing revenue at the time of shipment versus the actual sales terms for each period presented is not material, please remove the term "generally" from the last sentence, as previously requested, as your policy should clearly communicate all material instances in which you recognize revenue.



2. Summary of Significant Accounting Policies, Property, Plant and
Equipment

17. We note your response to prior comment 72 and the
corresponding
revision to your disclosure.  Please include the information required
by paragraph 33 of   APB 20 for the change in accounting estimate
that resulted from the change in accounting principle.

10.  Restructuring, Plant Closing and Impairment Costs

18. We note your response to prior comment 59. However, it is not clear how you revised your tabular presentation or how even your textual discussion separately discloses the changes related to your accrual for the 2003 restructuring activities from the changes related to your accrual for the 2004 restructuring activities. Please advise, or revise.

19. We note your response to prior comment 77. Tell us how you determined it was appropriate to record your employee termination costs under SFAS 112. In this regard, tell us how you determined that you had "ongoing termination benefit arrangements" with regard to the terminated employees. Expand your disclosures to clarify your accounting for these costs.

18.  Common Interests, and Tracking Preferred Interests

20. We note your revision made in response to prior comment 79. However, your statement, "...the Company authorized and issued four series of tracking preferred interests...that track the performance of the AdMat business..." remains unclear. Please revise your disclosure to discuss how these interests track the performance of the AdMat business.

21.  Commitments and Contingencies, Legal Matters

21. We note your response and revised disclosures regarding prior comment 44. Please revise your disclosures for the asbestos exposure to provide the following information for each:
* a rollforward of lawsuits for each of the periods presented (new lawsuits, settlements, and dismissals);
* the amount or range of amounts claimed for each lawsuit for each period presented;
* the aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications; and
* basis for stating that those providing you with indemnifications have the intent and ability to honor the indemnities upon which you are relying for each company.

22. We note your response to prior comment 82. Please revise your disclosure to provide the damages alleged.

23. Please revise your disclosures regarding the Discoloration claims to provide the following information:
* a rollforward of claims for each of the periods presented (new cases/lawsuits, settlements, and dismissals);
* the amount or range of amounts claimed for each claim for each period presented; and
* the aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.

22.  Environmental Matters

24. We note your response to prior comment 89. Please revise your disclosure to include the information contained in your response, as it will allow an investor to better understand your exposure.

Exhibit 5.1 - Draft

25. Please have counsel revise to state the number of shares of common stock and convertible preferred stock covered by the registration statement. Please be sure that counsel includes shares issuable pursuant to the over-allotment option.

26. Please have counsel revise the legal opinion to delete the assumptions in the second paragraph on page 1 that the securities "will be issued and sold in compliance with applicable federal and state securities laws" and that "any Common Stock issuable upon conversion of the Convertible Preferred Stock will be duly authorized and reserved for issuance upon such conversion."

27. Please have counsel revise to delete the language at (i) and
(ii)
in the opinions marked (a) and (c) on page 2.

*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












      Please direct questions regarding accounting comments to Tracey
Houser at
(202) 942-1989, or in her absence, to Jeanne Baker, Assistant
Chief
Accountant at
(202) 942-1835. Direct questions on other disclosure issues to Lesli
Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.


					Sincerely,



      Pamela A. Long
					Assistant Director


cc:	Jeffery B. Floyd (via facsimile 713/615-5655)
	Vinson & Elkins L.L.P.
	1001 Fannin, Suite 2300
	Houston, TX 77002




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Samuel D. Scruggs
Huntsman Corporation
Page 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE